Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

June 29, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037 Muzinich Low Duration Fund (S000054438)

Dear Ms. Larkin:

This correspondence is being filed in response to your May 31, 2016 comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 669 to its registration statement.  PEA No. 669 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on April 15, 2016, and is designated to become effective on June 30, 2016.  The purpose of PEA No. 669 was to add a new series of the Trust, Muzinich Low Duration Fund (the “Fund”).  The Trust is filing this PEA No. 675 to the registration statement pursuant to Rule 485(b) with the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:
1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.
With respect to the Fees and Expenses table on page 1 of the Summary Section of the Fund’s Prospectus, please confirm that the table will accurately reflect any acquired fund fees and expenses, recoupments and the length of the expense cap, which should be at least one year.

The Trust responds by confirming that the Fees and Expenses table and its footnotes have been updated to accurately reflect any estimated acquired fund fees and expenses, a description of when the Adviser may recoup expenses previously waived and clarification that the expense cap is in place indefinitely, but at least through June 30, 2018.

3.
With respect to the “Principal Investment Strategies” section, first paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please disclose whether “senior securities” fall under the category of “bank loans.”  If so, please provide disclosure concerning “bank loans risk,” including (1) stating that it may take longer than seven days for transactions to settle; (2) addressing how the Fund intends to meet short-term liquidity needs which may arise as a result of the potentially lengthy settlement period; and (3) describing the fact that bank loans may not be securities and therefore may not have the protection afforded by the federal securities laws.

The Trust responds by confirming that “senior securities” fall under the category of “bank loans.” The Fund has accordingly amended the “Senior Loan Risk” section to read as follows:

“Senior (Bank) Loan Risk – The Fund may invest in senior loans which include interests in loans to companies or their affiliates undertaken for various purposes. These loans, which may bear fixed or floating rates, have generally been arranged through private negotiations between a company and one or more financial institutions, including banks. Bank loans may not be securities and therefore may not have the protection afforded by federal securities laws.  The Fund’s investment may be in the form of participation in loans or of assignments of all or a portion of loans from third parties. Investments in senior loans involves credit risk, interest rate risk, liquidity risk and other risks, including the risk that it may take more than seven days to settle any loan transaction, the risk that any collateral may become impaired, and the risk that the Fund may obtain less than the full value for the loan interests when sold.  The Fund has the power to engage in short term borrowing to meet short-term liquidity needs that might arise from any lengthy loan settlement periods.”

4.
With respect to the “Principal Investment Strategies” section, first paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please specify the kind of foreign securities in which the Fund may invest (i.e., fixed income or equity securities).  Please indicate whether these securities fall within the Fund’s 80% test or within the 20% remaining investments for the Fund.

The Trust responds that the “Principal Investment Strategies” section has been altered to specify that the Fund may have a majority of its assets in foreign fixed income securities and that such securities will fall within the Fund’s 80% test.

5.
With respect to the “Principal Investment Strategies” section, first paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please define/explain the stated currency types in plain English.

The Trust responds by revising the disclosure to read as follows:

“The permitted currencies of the Fund’s securities will be U.S. dollars (USD), euros (EUR), Swiss francs (CHF), and British pounds (GBP).”

6.
With respect to the “Principal Investment Strategies” section, second paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please disclose the universe of investment grade possibilities with respect to the Fund’s investments, not just the Fund’s “average” investment grade.  For instance, state specifically whether the Fund will invest in “junk bonds.”

The Trust responds that the paragraph has been adjusted to explain that:

The Fund maintains an average investment grade rating using ratings from Moody’s Investors Services, Inc. (“Moody’s”), Standard & Poor’s Ratings Group (“Standard & Poor’s”), or ratings as deemed equivalent by the Investment Advisor.  Up to 40% of the Fund’s net assets may be “junk bonds” rated below investment grade (Ba1 or BB1, respectively) by Moody’s or Standard & Poor’s, or as deemed equivalent by the Advisor.

7.
With respect to the “Principal Investment Strategies” section, third paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please disclose whether the term “duration-to-worst” is synonymous with average duration and/or clarify the meaning of the term “duration-to-worst.”

The Trust responds that the word “average” has been added in front of “duration-to-worst,” however, the Advisor believes that the term “average duration” would be misleading as this term is more often applied to measures based on duration to maturity.  The Trust has expanded the definition of duration-to-worst in the Principal Investment section to now read:

“The Low Duration Fund’s average “duration-to-worst” profile is usually no more than two years.  Duration-to-worst measures a portfolio’s sensitivity to interest rate changes while assuming that portfolio companies will act to their own best advantage, even when such action does not maximize investor gains.”

8.
With respect to the “Principal Investment Strategies” section, third paragraph on page 2 of the Summary Section of the Fund’s Prospectus, please provide additional disclosure with respect to the maturity criteria of the securities in which the Fund invests.

The Trust responds that it will add a sentence that states:

“It is anticipated that most bonds in the portfolio will have a remaining maturity of between zero and ten years.”

9.
With respect to the “Principal Investment Risks” section on page 3 – Counterparty Risk of the Summary Section of the Fund’s Prospectus, please describe in “plain English” what is meant by “notional amount.”

The Trust responds by adding the following sentence to the paragraph to define notional amount as follows:

“The notional amount is defined as the total value of a leveraged position’s assets.”

10.
With respect to the “Principal Investment Risks” section on page 3, the Staff notes that disclosure regarding Derivatives Risk and Leverage Risk is provided.  To the extent the Fund utilizes derivatives or leverage in its principal investment strategy, please add this information into the Summary Section.  (Note:  See page 8 where Derivatives disclosure is provided in the “Additional Information about the Fund’s Principal Investment Strategies” section.)

The Trust responds by stating the net assets of the Fund will not exceed 5% in derivatives; therefore, derivatives will not be disclosed as a principal investment strategy of the Fund.  Accordingly, Derivatives Risk and Leverage Risk has been removed from the Principal Investment Risks section of the Prospectus.

11.
With respect to the “Principal Investment Risks” section on page 3 – Foreign Securities and Emerging Markets Risk of the Summary Section of the Fund’s Prospectus, please describe what is meant by “free-floating against the U.S. dollar.”

The Trust responds that some issuing governments do not allow the markets to set the value of their currency against the U.S. dollar.  Some governments enforce a fixed exchange rate which the market may deem inaccurate or unfair.  Accordingly, the Trust has revised the disclosure to read as follows:

“Some emerging markets countries may have fixed or managed currencies the value of which against the U.S. dollar is determined by the government, rather than by the markets.”

12.
With respect to the “Principal Investment Risks” section on page 5, the Staff notes that disclosure regarding Restricted Securities Risk and U.S. Government Securities Risk is provided.  Please confirm that these types of securities are principal investments of the Fund, and if so, please add disclosure in the Fund’s “Principal Investment Strategies” section of the Summary Section.

The Trust responds that some purchases will be in restricted securities and the Trust has now specified such in the “Principal Investment Strategies” section, at the end of the first sentence:  “…including floating rate loans and restricted securities such as bonds issued pursuant to regulation 144(a).”  U.S. government securities will be a principal investment risk of the Fund.  We have added appropriate disclosure to the “Principal Investment Strategies” section.

13.	With respect to the “Management” section on page 5 of the Summary Section of the Fund’s Prospectus, please add a date to correspond to the inception of the Fund.

The Trust responds by adding “2016” to correspond with the inception of the Fund.

14.
With respect to the “Additional Information about the Fund’s Principal Investment Strategies” section on page 7 of the Fund’s Prospectus, please provide disclosure with respect to providing a 60-day notice to shareholders in the event that the Fund changes its policy to invest at least 80% of its net assets in securities as suggested by the name of the Fund.

The Trust responds by revising the disclosure to include the 60-day shareholder notice with respect to the Names Rule.

15.
With respect to the “Temporary Defensive Position” section on page 8 of the Fund’s Prospectus, please describe what types of exchange-traded funds the Fund would use in the event of taking a temporary defensive position.

The Trust responds by stating that the Fund would use a government ETF or relatively short duration high yield corporate bonds or loans consistent with a temporary defensive position.

16.
With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please confirm whether there are other funds that the Advisor manages that are marketed outside of the United States with investment strategies substantially similar to the Fund, if not, please revise the disclosure to delete the phrase, “that are marketed into the United States,” if so, please include the performance of those funds in this disclosure as well.

The Trust responds by removing the phrase, “that are marketed outside of the United States” as the Advisor has no other funds in the strategy.

17.
With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please confirm that the UCITS fund’s fees and expenses are not lower than the Fund’s fees and expenses, otherwise, state that the Fund’s expense structure would have lowered the performance results.

The Trust has confirmed with the Advisor that the fees and expenses for the class of the UCITS fund that are shown were higher than the fees and expenses estimated for the Fund for all time periods except for the period between December 1, 2011 and November 30, 2015.  The Trust has added the following to the end of the second paragraph under “Advisor’s Prior Performance”:

“Between December 1, 2011 and November 30, 2015, the fees and expenses for the class of the UCITS fund shown were lower than what is estimated for the Fund; therefore, the expense structure of the Fund would have lowered the performance results during that time period.”

18.
With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please supplementally confirm that the Fund/Advisor has the records required to support the calculation of the performance as required by Rule 204‑2(a)(16) under the Investment Advisers Act of 1940, as amended.

The Trust responds, supplementally, that the Advisor has confirmed with the Trust that it has the records required to support the calculation of the performance as required by Rule 204-2(a)(16), under the Investment Advisers Act of 1940, as amended.

19.
With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please disclose which currency the UCITS fund uses, if other than U.S. dollars, and explain that the performance would have been different due to currency conversion.

The Trust responds by stating that the UCITS fund offers unit classes hedged into multiple currencies, however, the unit class selected for presentation is already hedged into and presented in U.S. dollars.

20.	With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please add a statement that the prior performance is not indicative of the Fund’s future performance.

The Trust responds by adding the required statement.

21.	With respect to the “Advisor’s Prior Performance” section on page 16 of the Fund’s Prospectus, please add 1-year, 5-year and 10-year average annualized total returns for the UCITS fund.

The Trust responds by revising the disclosure to include the following table:

Average Annualized Total Returns as of December 31, 2015

1 Year	5 Year	10 Years
0.74%	2.83%	4.07%

	Q1	Calendar Year Returns (%)
	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Muzinich Enhancedyield Short-Term Fund*	1.35	0.74	1.33	3.55	7.93	0.77	6.49	15.23	-2.80	3.27	5.21	2.60	2.74

*      Inception date is November 26, 2003. The performance shown is net of all Fund Manager and Administrative Charges as well as of all expenses. Net performance does not reflect the deduction of individual subscription fees which can be up to 1%. The average subscription fee levied by Muzinich during the UCITS Fund’s history was 0%.

22.
With respect to the “How to Buy Shares” section on page 24 of the Fund’s Prospectus, if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the NAV of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

The Trust responds by adding the requested disclosure.

Statement of Additional Information (“SAI”)

23.
With respect to the “Investment Policies and Risks – Fixed Income Securities – High Yield and Other Securities” section, first full paragraph on page 4 of the SAI, please disclose whether investment in pay in-kind securities is a principal investment strategy of the Fund, and if so, expand the disclosure appropriately to include all relevant factors.

The Trust responds by noting that investment in pay-in-kind securities is not a principal investment strategy of the Fund so the disclosure has not been revised.

24.
With respect to the “Investment Policies and Risks – Leverage Transactions – General” section, first paragraph on page 8 of the SAI, please disclose whether “leverage” is a principal investment strategy for the Fund.

The Trust responds by stating that leverage is not a principal investment strategy for the Fund.

25.
With respect to the “Investment Policies and Risks – Swaps” section on page 13 of the SAI, please disclose whether the Fund will write credit default swaps, if so, please confirm that the Fund will segregate the full notional amount to cover the obligation.

The Trust responds by adding disclosure indicating that the Fund may write credit default swaps and, if so, will segregate the full notional amount to cover the obligation.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914‑7363.
Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc: Domenick Pugliese, Esq., Schiff Hardin LLP